Exhibit 99.1

News Release

November 7, 2019

TELUS reports strong operational and financial results

for third quarter 2019

Consolidated revenue higher by 2.6 per cent (excluding TELUS Garden gain in 2018); Consolidated EBITDA growth of 8.3 per cent

Industry-leading growth of 246,000 net additions, up 14 per cent and driven by our award winning network and leading customer service excellence

Strong wireless net additions of 193,000, up 13 per cent, including 111,000 mobile phone additions and 82,000 mobile connected device additions

Industry-leading wireline customer additions of 53,000 including 32,000 Internet, 19,000 TV and 14,000 Security net new clients, and stable residential voice losses of 12,000

Quarterly dividend increased to $0.5825 per share, our 18th dividend increase since our multi-year program commenced in 2011; $1.3 billion in dividends returned to shareholders in 2019

Capital expenditure guidance announced for 2020 and 2021, further advancing our broadband network leadership and supporting free cash flow expansion

Vancouver, B.C. — TELUS Corporation today released its unaudited results for the third quarter of 2019. Consolidated operating revenue of $3.7 billion increased by 2.6 per cent when excluding the non-recurrence of equity income related to real estate joint ventures arising from the sale of TELUS Garden of $171 million in the third quarter of 2018. Including this equity income, consolidated operating revenue decreased by 2.0 per cent. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 6.3 per cent to $1.4 billion due to higher wireless network revenue growth, growth in wireline data service margins, higher EBITDA contribution from our customer care and business services (CCBS) and health businesses, and the effects of implementing IFRS 16. This growth was partly offset by declines in wireline legacy voice and legacy data services and decline in EBITDA contribution from our legacy business services. When excluding the equity income from the sale of TELUS Garden in the third quarter of 2018, as well as restructuring and other costs, including the $118 million donation to the TELUS Friendly Future Foundation in the third quarter of 2018, Adjusted EBITDA was up 8.3 per cent. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma Adjusted EBITDA growth was approximately 4.1 per cent, representing a margin of 39.6 per cent, up 50 basis points over last year.

For the quarter, net income of $440 million decreased by 1.6 per cent over the same period last year and Basic earnings per share (EPS) of $0.72 decreased by 2.7 per cent as EBITDA growth was primarily offset by higher depreciation and amortization due to growth in our asset base, including from investments in our broadband technologies and business acquisitions. When excluding equity income related to the sale of TELUS Garden in the third quarter of 2018, restructuring and other costs, including the donation to the Friendly Future Foundation in the prior year period, favourable income tax-related adjustments and long-term debt prepayment premiums, adjusted net income of $458 million increased by 2.9 per cent over the same period a year ago, while adjusted basic EPS was $0.76, up 2.7 per cent.

“TELUS reported strong operational and financial results for the third quarter, including robust customer growth across both our wireless and wireline business segments. The expansion of our subscriber base by 246,000 customers was driven by high-quality mobile phone net additions, strong growth in connected device subscribers and industry-leading wireline net additions. TELUS’ robust performance was backed by our team’s unwavering focus on providing exceptional customer experiences, in combination with the ongoing generational investments we are making in our leading wireline and wireless broadband network, both of which are integral to the continued success of our long-term growth strategy.”

Mr. Entwistle added, “The efficacy of our broadband technology investments is reflected in TELUS being recognized once again as having the fastest mobile network in Canada by Ookla as well as by PCMag for the third year in a row. Additionally, our team once again earned top marks from Opensignal for mobile network experiences in Canada, winning four of five categories, including 4G availability, video experience, speed and latency. These acknowledgements build on our outstanding record of achievement with respect to network excellence, having earned the top spot in all major mobile network reporting again this year, including J.D. Power and Tutela. These leading network rankings reinforce the consistent superiority of TELUS’ broadband network available to Canadians across the country. Notably, in September, Opensignal assessed the mobile network experience of rural Canadian wireless consumers as compared to their urban counterparts across the country and globally, concluding that rural Canadians have access to speeds and availability that exceed or rival the overall figures of developed countries, and indeed get what they pay for. Opensignal went on to note that if rural Canada was a country, it would rank 12th in download speeds with rural Canadian users, on average, seeing faster 4G download speeds than mobile users in Sweden, New Zealand, France and 73 of the other countries they report on, including any region of the United States. We also outperform our neighbours to the south in terms of rate plan affordability, as our endless data plans are less expensive than comparable U.S. data plans, despite the fact that Canada has a larger, more challenging geography, and a smaller population density.”

“Our dividend increase announced today reflects the eighteenth increase since 2011, and is the sixth in our most recent three-year dividend growth program, targeting annual growth between seven and 10 per cent through 2019. We have established an enviable track record in respect of an attractive balance sheet and strong operational performance, which enable us to successfully execute on our consistent, transparent and industry-leading shareholder-friendly program thus generating significant value for our shareholders,” added Mr. Entwistle. “Notably, TELUS has now returned more than $17 billion to shareholders, including over $12 billion in dividends, representing approximately $29 per share since 2004. In May, we announced the extension of our multi-year dividend growth program from 2020 through 2022, again targeting annual growth of seven to 10 per cent, reflecting TELUS’ confidence in future market opportunities stemming from our longstanding and successful growth strategy. Future dividend growth and affordability will also be supported by lower expected capital expenditures, in line with the preliminary guidance we are providing today for 2020 and 2021, and the resulting free cash flow expansion.”

“Importantly, reflecting our team’s belief that in order to do well in business, we must do good in our communities, nearly 43,000 team members, family and friends celebrated diversity in nearly 20 Pride events in communities from coast to coast. In addition, we continue to leverage our technology to create positive social outcomes, as evidenced by our team’s efforts in the third quarter, providing nearly 5,500 low income families with low-cost, high-speed Internet; 1,000 youth aging out of foster care with a free smartphone and data plan; and more than 2,500 patient visits through our TELUS mobile health care clinics. In the third quarter alone, we donated nearly $1 million through TELUS Friendly Future Foundation grants, helping youth realize their potential. Thus far in 2019, our team has contributed nearly 55,000 days of volunteerism, bringing our total to 1.3 million days of giving since 2000. Moreover, thanks to our team’s commitment to social and environmental responsibility, TELUS was named to the Dow Jones Sustainability World Index for the 4th consecutive year and to the North America Index for the 19th year in a row — a feat unequalled by any North American telecommunications or cable company,” Mr. Entwistle concluded.

Doug French, Executive Vice-president and CFO said, “The superior execution of our customer experience-focus and data growth strategy, delivered another set of strong financial and operational results that are in line with 2019 annual financial targets. Our consistent strong performance is a testament to our ability to operationally launch new customer friendly offerings and the importance our customers place on the value of our superior broadband network and the growing number of advanced, data-focused services it enables — everything from TELUS PureFibre broadband connectivity to next generation services, including home and business security and automation.”

Mr. French added, “Earlier this week, TELUS completed the acquisition of ADT Canada, the leading national provider of home and business security and automation solutions. This builds on TELUS’ strategy to leverage its world-leading wireless and PureFibre network, supported by our industry-leading customer service, to enhance connected home, business, security, IoT, cybersecurity, smart buildings, smart cities and health services for all Canadians. Importantly, the ADT Canada acquisition not only expands and provides scale to TELUS’ growing security business, but also supports the continued advancement of TELUS’ health strategy. This includes enabling remote patient care with home health monitoring; and helping Canadians, notably elderly citizens, enjoy their independence with secure, connected technology in the comfort of their own home.”

“As we look beyond the final quarter of 2019, we are announcing preliminary capital expenditure guidance for 2020 and 2021 of approximately $2.75 billion in each year. These investments reflect the continued expansion of our leading fibre footprint, and positions our converged network for the future capabilities that 5G networks will enable, while supporting free cash flow expansion. Looking further out we remain excited about the future cash flow opportunities as we increasingly near the completion of our generational fibre build, additionally supporting our dividend growth program and commitment to balancing the interests of all TELUS stakeholders,” concluded Mr. French.

In wireless, revenues arising from contracts with customers increased by 1.1 per cent due to network revenue growth of 2.0 per cent driven by a 5.5 per cent increase in our subscriber base, partly offset by lower mobile phone ARPU from declining chargeable data usage and the competitive environment putting pressure on rate plans. External wireless operating revenue decreased by 2.9 per cent due to the non-recurrence of equity income related to the sale of TELUS Garden in the third quarter of 2018, of which 50 per cent of the total $171 million was allocated to each of the wireless and wireline segments. Excluding this non-recurring equity income of $85 million, external wireless operating revenues increased by 1.1 per cent.

In wireline, revenues arising from contracts with customers increased by 4.8 per cent due to data services revenue growth of 8.4 per cent. Data revenue growth was driven by higher customer care and business services (CCBS) revenues due to increased business volumes from expanded services for existing customers as well as customer growth, increased Internet and third wave data service revenues, reflecting higher revenue per customer and continued Internet subscriber growth. Additionally, increased health revenues driven by business acquisitions and expanded services for existing customers, revenues from our home and business smart technology (including security) service offerings and increased TV revenues from subscriber growth also contributed to data services revenue growth. External wireline operating revenue decreased by 0.9 per cent due to the non-recurrence of equity income related to the sale of TELUS Garden in the third quarter of 2018, of which $86 million was allocated to the wireline segment. Excluding this non-recurring equity income, wireline external operating revenues increased by 4.7 per cent.

In the quarter, we added 258,000 new wireless, Internet, TV and security customers, up 31,000 or 14 per cent over the same quarter a year ago. The higher net additions included 111,000 mobile phones, 82,000 mobile connected devices, as well as 32,000 Internet, 19,000 TV and 14,000 Security customers. Our total wireless subscriber base of more than 10 million is up 5.5 per cent over the last twelve months, reflecting a 3.1 per cent increase in our mobile phones subscriber base to nearly 8.7 million and a 23 per cent increase to our mobile connected devices subscriber base to more than 1.4 million. Additionally, our Internet connections are up 6.7 per cent over the last twelve months, approaching 2 million customers, our TV subscriber base of 1.1 million is higher by 7.1 per cent and our security customer base is up 52 per cent to over 100,000.

Consolidated capital expenditures of $748 million declined by 1.8 per cent primarily due to the timing of our fibre build activities. At the end of the quarter, approximately 2.14 million premises, or 67 per cent of our high-speed broadband footprint of approximately 3.2 million premises, were covered by TELUS PureFibre. This is an increase of approximately 400,000 PureFibre premises over the last twelve months.

Free cash flow of $320 million increased by 5.6 per cent over the same period a year ago, largely from EBITDA growth and the timing of device subsidy repayments and associated revenue recognition, including the introduction of TELUS Easy Payment device financing, partially offset by higher cash income taxes paid and increased interest paid. The higher interest paid was due to an increase in our long-term debt balances outstanding, partly offset by a decrease in the effective interest rate. Free cash flow before income taxes increased by 18 per cent to $417 million.

Consolidated Financial Highlights

C$ millions,
except per share amounts	Three months ended September 30(1)		Per cent
(unaudited)	2019	2018	change
Operating revenues(2)	3,697	3,774	(2.0)
Operating expenses before depreciation and amortization(3)	2,263	2,425	(6.7)
EBITDA(4)	1,434	1,349	6.3
Adjusted EBITDA(4)(5)	1,463	1,351	8.3
Net income	440	447	(1.6)
Adjusted net income(4)	458	445	2.9
Net income attributable to common shares	433	443	(2.3)
Basic EPS	0.72	0.74	(2.7)
Adjusted basic EPS(4)	0.76	0.74	2.7
Capital expenditures(6)	748	762	(1.8)
Free cash flow before income taxes(4)	417	352	18.5
Free cash flow(4)	320	303	5.6
Total subscriber connections(7)(8) (thousands)	14,500	13,784	5.2

(1)         Our results for 2019 reflect the application of IFRS 16, Leases. Our results for periods prior to fiscal 2019 have not been retrospectively adjusted.

(2)         Consolidated operating revenue for the third quarter of 2018 included non-recurring equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden. Excluding this equity income, operating revenues for the third quarter of 2019 increased by 2.6 per cent.

(3)         Operating expenses before depreciation and amortization for the third quarter of 2018 includes a $118 million donation to the TELUS Friendly Future Foundation. Excluding the donation, Operating expenses before depreciation and amortization decreased by 1.9 per cent.

(4)         EBITDA, Adjusted net income, adjusted basic EPS and Free cash flow are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. For further definitions and explanations of these measures, see ‘Non-GAAP and other financial measures’ in this news release.

(5)         Adjusted EBITDA for the third quarters of 2019 and 2018 excludes restructuring and other costs of $29 million and $173 million respectively. In the third quarter of 2018, the $118 million donation to the TELUS Friendly Future Foundation was recorded as part of other costs.

(6)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(7)         The sum of active mobile phone subscribers, mobile connected device subscribers, Internet access subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other systems. Fourth quarter 2018 opening mobile phone subscriber connections have been adjusted to exclude an estimated 23,000 subscribers impacted by the CRTC’s final pro-rating ruling in June 2018, which was effective October 1, 2018. During the first quarter of 2019, we adjusted cumulative Internet subscriber connections to add approximately 16,000 subscribers from acquisitions undertaken during the quarter. Effective for the third quarter of 2019, with retrospective application to the launch of TELUS-branded security services at the beginning of the third quarter of 2018, we have added security subscriber connections to our total subscriber connections.

(8)         Effective for the first quarter of 2019, with retrospective application, we have revised our definition of a wireless subscriber and now report mobile phones and mobile connected devices as separate subscriber bases. As a result of the change, total subscribers and associated operating statistics (gross additions, net additions, churn, ABPU and ARPU) were adjusted to reflect (i) the movement of certain subscribers from the mobile phones subscriber base to the newly created mobile connected devices subscriber base, and (ii) the inclusion of previously undisclosed IoT and mobile health subscribers in our mobile connected devices subscriber base. For additional information on our subscriber definitions, see Section 11.2 Operating indicators in our third quarter 2019 Management’s discussion and analysis (MD&A).

Third Quarter 2019 Operating Highlights

TELUS wireless

•                  Revenues arising from contracts with customer increased by $23 million or 1.1 per cent due to growth in network revenue from a growing subscriber base. External operating revenue decreased by $62 million or 2.9 per cent in the third quarter of 2019 driven by lower Other operating income resulting from non-recurring equity income arising from the sale of TELUS Garden in third quarter of 2018. Excluding this non-recurring equity income, external wireless revenue was higher by 1.1 per cent due to aforementioned network revenue growth.

•                  Network revenue increased by $31 million or 2.0 per cent year-over-year to $1.6 billion. This growth was driven by a 5.5 per cent increase in our subscriber base, partly offset by declining mobile phone ARPU as discussed below. Equipment and other service revenues decreased by $8 million or 1.6 per cent mainly due to lower volumes.

•                  Mobile phone ABPU of $75.06 increased by 0.5 per cent due to our combined TELUS Easy Payment device financing, Peace of Mind endless data plans and TELUS Family Discounts offerings, with customers selecting plans with endless data or larger data buckets and higher value smartphones in the sales mix. These drivers were partly offset by declines in chargeable data usage, the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods and changes in our customer mix.

•                  Mobile phone ARPU of $61.64 declined by 1.1 per cent as the declines in chargeable data usage, competitive pressures on base rate plan prices and changes in our customer mix mentioned above more than offset the increased number of customers selecting plans with endless or larger data buckets.

•                  Mobile phone churn rate of 1.09 per cent increased by 6 basis points over the same period a year ago due to heightened competitive intensity during the seasonal promotional period and not matching uneconomic market offers by instead utilizing our innovative Easy Payment device financing program, Peace of Mind endless data plans, Bring-it-Back and TELUS Family Discounts offerings. The increase in the mobile phone churn rate was partially mitigated by our focus on executing customers first initiatives and retention programs, as well as our leading network quality.

•                  Total subscriber net additions of 193,000 increased by 22,000 over the same period a year ago. Mobile phone net additions of 111,000 were lower by 10,000 over last year, as higher mobile phone gross additions were offset by higher mobile phone churn, reflecting our continued focus on margin accretive growth with the focus away from lower economic loading. Mobile connected device net additions of 82,000 increased by 32,000 year-over-year, driven by growth in our Internet of Things (IoT) offerings including the connected device growth arising from our subscribers expanding their IoT services to their growing customer bases, partly offset by less low or negative-margin tablet loading.

•                  EBITDA of $970 million increased by $49 million or 5.3 per cent, while Adjusted EBITDA of $976 million increased by $64 million or 7.0 per cent over last year, reflecting higher network revenue growth driven by a larger subscriber base, savings from cost efficiency programs and the implementation of IFRS 16. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma wireless Adjusted EBITDA growth was approximately 4.0 per cent.

TELUS wireline

•                  Revenues arising from contracts with customers increased by $73 million or 4.8 per cent driven by higher data services revenue. External operating revenue decreased by $14 million or 0.9 per cent in the third quarter of 2019 mainly driven by lower Other operating income resulting from the non-recurring equity income arising from the sale of TELUS Garden in third quarter of 2018. Excluding this non-recurring equity income, external wireline revenue was higher by 4.7 per cent due to the aforementioned growth in data services revenue.

•                  Data services revenues increased by $98 million or 8.4 per cent, reflecting growth in CCBS revenues, primarily due to growth in business volumes resulting from expanded services for existing customers as well as customer growth, and increased Internet and third wave data service revenues, reflecting higher revenue per customer, as well as an increase in our Internet subscriber base. Additionally, increased health revenues, driven by both business acquisitions and expanded services for existing customers, revenues from our home and business smart technology (including security) lines of business and increased TV revenues also contributed to data services revenue growth. This growth was partly offset by the ongoing decline in legacy data service revenues.

•                  Internet net additions of 32,000 were lower by 4,000 as consistent demand from consumers and businesses for our high-speed broadband services, partly due to the launch of our unlimited home Internet data offerings, as well as our continued focus on connecting more homes and businesses directly to fibre, was offset by heightened competitive intensity.

•                  TV net additions of 19,000 increased slightly by 1,000 over the same quarter a year ago due to higher gross additions as a result of our diverse product offerings, partly offset by heightened competitive intensity.

•                  Security net additions of 14,000 increased by 12,000 over last year driven by growth in our security products and services with enhanced bundling opportunities following the launch of our SmartHome Security and Secure Business lines of business in July 2018.

•                  Residential voice net losses of 12,000 were flat over the same quarter a year ago. Residential voice subscriber losses continue to reflect the trend of substitution to wireless and Internet-based services, partially offset by bundling opportunities from our expanded fibre footprint and the success of our stronger retention efforts, including lower-priced offerings.

•                  EBITDA of $464 million increased by $36 million or 8.4 per cent, while Adjusted EBITDA of $487 million increased by $48 million or 10.9 per cent. This growth reflects an increased contribution from our CCBS business from expanded services for existing customers, higher Internet margins and higher health margins mainly from expanded services for existing customers and operational efficiencies, as well as the implementation of IFRS 16. This growth was partly offset by continued declines in legacy voice and legacy data services, higher employee benefits expense and other costs related to business acquisitions, and a decline in the EBITDA contribution from our legacy business services. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma wireline Adjusted EBITDA growth was approximately 4.3 per cent.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of $0.5825 per share on the issued and outstanding Common Shares of the Company payable on January 2, 2020 to holders of record at the close of business on December 11, 2019. This fourth quarter dividend represents an increase of 6.9 per cent from the $0.545 quarterly dividend paid on January 2, 2019 and is the eighteenth dividend increase since TELUS announced its original multi-year dividend growth program in May 2011.

TELUS sets preliminary capital expenditure guidance for 2020 and 2021

Capital expenditures for both 2020 and 2021, excluding the purchase of spectrum licences, are estimated to be approximately $2.75 billion in each year. These investments reflect the continued expansion of our fibre-optic network as we expect to continue connecting more homes and businesses directly to our leading network, while continuing to advance our small-cell technology strategy to improve coverage and pre-positioning for the launch of 5G. Additionally, we plan to continue investing in our support systems to drive ongoing operational effectiveness and efficiency in serving our growing customer base.

TELUS completes acquisition of ADT Canada

On November 6, 2019, TELUS announced that it has completed the acquisition of ADT Security Services Canada, Inc. (ADT Canada). ADT Canada is one of Canada’s leading providers of security and automation solutions serving residential and business customers, with approximately 500,000 customers and approximately 1,000 team members across the country. This agreement accelerates growing scale and leadership in the SmartHome Security and Secure Business space.

Juggy Sihota named to Vancouver Magazine’s Power 50

Juggy Sihota, TELUS vice president, Consumer Health, has been named one of Vancouver Magazine’s Power 50. From the creation of TELUS’ compelling Painkiller: Inside the Opioid Crisis documentary and the launch of the fastest growing and highest customer-rated virtual care service in Canada through Babylon by TELUS Health, to the ongoing expansion of our Health For Good mobile health clinics across the country and leading the largest Canadian-owned personal emergency response service in Canada, TELUS LivingWell Companion, Juggy’s passionate leadership is helping Canadians live healthier, happier lives. Juggy is currently a Board Director on the VGH & UBC Hospital Foundation Board as well as on the Canadian Men’s Health Foundation. She is an advisor to the City of Vancouver on racial and ethno-cultural equity issues and previously served as a director on the TELUS Vancouver Community Board from 2008 to 2011. Juggy also served on the Justice Institute of British Columbia and the Vancouver Board of Trade’s Women’s Leadership Council.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of $1.9 billion in taxes in the first three quarters of 2019 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $26 billion in these taxes.

•                  Disbursing spectrum renewal fees of approximately $50 million to Innovation, Science and Economic Development Canada in the first three quarters of 2019, as well as paying $931 million for 600 MHz spectrum licenses. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled more than $31 billion.

•                  Investing approximately $2.2 billion in capital expenditures primarily in communities across Canada in the first three quarters of 2019 and more than $40 billion since 2000.

•                  Spending $5.8 billion in total operating expenses in the first three quarters of 2019, including goods and service purchased of approximately $4.2 billion. Since 2000, we have spent $121 billion and $81 billion respectively in these areas.

•                  Generating a total team member payroll of $2.0 billion in the first three quarters of 2019, including payroll taxes of $120 million. Since 2000, total team member payroll totals $47 billion.

•                  Returning $1.3 billion in dividends year-to-date through four quarterly dividend payments through October 2019 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $17 billion to shareholders through our dividend and share purchase programs, including over $12 billion in dividends, representing approximately $29 per share.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ third quarter 2019 conference call is scheduled for Thursday, November 7, 2019 at 9:00am ET (6:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available on November 7 until December 15, 2019 at 1-855-201-2300. Please use reference number 1249738# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our outlook, updates, capital expenditure targets, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2019 outlook, as described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2018 annual MD&A, remain the same, except for the following updates:

•                  Our revised estimate for 2019 GDP growth in Canada is 1.6% (2.0% as reported in our 2018 annual MD&A), in B.C. is 1.9% as updated our first quarter 2019 MD&A (2.3% as reported in our 2018 annual MD&A), and in Alberta is 0.7% (2.1% as reported in our 2018 annual MD&A).

•                  Our revised estimate for the 2019 annual unemployment rate in Canada is 5.7% (5.8% as reported in our 2018 annual MD&A), in B.C. is 4.6% (4.9% as reported in our 2018 annual MD&A), and in Alberta is 6.8% as updated in our first quarter 2019 MD&A (6.2% as reported in our 2018 annual MD&A).

•                  Our revised estimate for the 2019 annual rate of housing starts on an unadjusted basis in Canada is 207,000 units (196,000 units as reported in our 2018 annual MD&A).

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Regulatory decisions and developments including changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A, such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing further to the October 2019 federal election; CRTC consumer protection regulations; amendments to existing federal legislation; changes to the cost burden associated with CRTC-mandated network interconnections; potential threats to unitary federal regulatory authority over telecommunications; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost and availability of spectrum, and ongoing and future consultations and decisions on spectrum allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional license requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates; restrictions on non-Canadian ownership and control of TELUS common shares and the ongoing monitoring and compliance with such restrictions; changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of Internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as home automation security and Internet of Things (IoT) services for Internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as our Peace of Mind plans and comparable plans recently launched, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and Internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in customer care and business services (CCBS) given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and our ability to successfully develop our smart data solutions business.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms, together with content costs per unit continuing to grow; the increasing number of households that have only wireless and/or Internet-based telephone services; potential mobile phone ABPU and mobile phone ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and millimetre wave spectrum auctions expected to take place in 2020 and 2021, respectively, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent to new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, additional exposure to litigation or regulatory proceedings; and real estate joint venture risks.

•                  Data protection including risks that malfunctions or unlawful acts could result in the unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization.

•                  Implementation of large enterprise deals, which may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of our employee engagement.

•                  Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS common shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including as a result of changes to applicable accounting standards or tax authorities adopting more aggressive auditing practices, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate, the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between the U.S. and China.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2018 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2019 financial results and our 2020 and 2021 capital expenditure plans as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations.

Reconciliation of adjusted Net income

	Three months ended September 30
C$ and in millions	2019	2018	Change
Net income attributable to Common Shares	433	443	(10)
Add (deduct):
Restructuring and other costs, after income taxes[1]	22	130	(108)
Favourable income tax-related adjustments	(17)	(3)	(14)
Non-recurring gains and equity income related to real estate joint ventures, after income taxes[2]	—	(150)	150
Long-term debt prepayment premium, after income taxes	20	25	(5)
Adjusted Net income	458	445	13

(1)         Includes our third quarter of 2018 donation to the TELUS Friendly Future Foundation of $90 million after income taxes.

(2)         Includes equity income arising from the third quarter of 2018 sale of TELUS Garden of $150 million after income taxes.

Reconciliation of adjusted basic EPS

	Three months ended September 30
C$, per share amounts	2019	2018	Change
Basic EPS	0.72	0.74	(0.02)
Add (deduct):
Restructuring and other costs, after income taxes, per share[1]	0.04	0.22	(0.18)
Favourable income tax-related adjustments, per share	(0.03)	(0.01)	(0.02)
Non-recurring gains and equity income related to real estate joint ventures, after income taxes, per share[2]	—	(0.25)	0.25
Long-term debt prepayment premium, after income taxes, per share	0.03	0.04	(0.01)
Adjusted basic EPS	0.76	0.74	0.02

(1)         Includes our third quarter of 2018 donation to the TELUS Friendly Future Foundation of $0.15 per share after income taxes.

(2)         Includes equity income arising from the third quarter of 2018 sale of TELUS Garden of $0.25 per share after income taxes.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation	Third quarters ended September 30
($ millions)	2019	2018
Net income	440	447
Financing costs	201	196
Income taxes	144	134
Depreciation	489	419
Amortization of intangible assets	160	153
EBITDA	1,434	1,349
Add restructuring and other costs included in EBITDA	29	173
EBITDA — excluding restructuring and other costs	1,463	1,522
Deduct non-recurring gains and equity income related to real estate joint ventures	—	(171)
Adjusted EBITDA	1,463	1,351

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation
	Third quarters ended September 30
($ millions)	2019	2018
EBITDA	1,434	1,349
Deduct non-cash gains from the sale of property, plant and equipment	(3)	(3)
Restructuring and other costs, net of disbursements	(3)	42
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(31)	(56)
Effects of lease principal (IFRS 16 impact)	(62)	—
Leases formerly accounted for as finance leases (IFRS 16 impact)	13	—
Deduct non-recurring gains and equity income related to real estate joint ventures	—	(171)
Donation to TELUS Friendly Future Foundation in TELUS Common Shares	—	100
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	14	34
Net employee defined benefit plans expense	20	24
Employer contributions to employee defined benefit plans	(11)	(9)
Interest paid[1]	(208)	(198)
Interest received	2	2
Capital expenditures (excluding spectrum licences)[2]	(748)	(762)
Free cash flow before income taxes	417	352
Income taxes paid, net of refunds	(97)	(49)
Free cash flow	320	303

(1)         Includes $17 million interest paid on lease liabilities for the three months ended September 30, 2019.

(2)         Refer to Note 31 of the interim consolidated financial statements for further information.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $14.6 billion in annual revenue and 14.5 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada’s largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media relations

Francois Gaboury

(438) 862-5136

Francois.Gaboury@telus.com